Exhibit 8.1

October 22, 2010

Penn Virginia Resource Partners, L.P.

Five Radnor Corporate Center, Suite 500

100 Matsonford Road

Radnor, Pennsylvania 19087

Ladies and Gentlemen:

We have acted as counsel to you in connection with the transactions (the “Transactions”) contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 21, 2010, by and among Penn Virginia Resource Partners, L.P. (the “Partnership”), Penn Virginia Resource GP, LLC, Penn Virginia GP Holdings, L.P. (“Holdings”), PVG GP, LLC, and PVR Radnor, LLC. In connection with the Transactions, you have requested our opinion as to certain U.S. federal income tax matters relating to the Partnership and its unitholders.

In preparing our opinion, we have examined the Merger Agreement, including the proxy statement/prospectus that forms a part of the registration statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission on October 22, 2010, by the Partnership. Our opinion is based on (i) the accuracy of the statements and facts concerning the Transactions set forth in the Merger Agreement and the Registration Statement (including, without limitation, their respective exhibits), (ii) the consummation of the Transactions in the manner contemplated by, and in accordance with the terms set forth in the Merger Agreement and the Registration Statement, (iii) representations made by you with respect to certain factual matters, including the representations set forth in a letter from you (and have assumed that such representations will be accurate and complete as of the closing date of the Transactions), and (iv) financial information provided to us by you.

Based on the foregoing, unless otherwise noted in such discussions, legal conclusions with respect to matters of U.S. federal income tax law set forth in the discussions in the Registration Statement under the captions “U.S. Federal Income Taxation of Ownership of Partnership Common Units” and “Material U.S. Federal Income Tax Consequences of the Merger” as they relate to the Partnership and its unitholders are our opinion. In addition, to the extent they relate to the Partnership and its unitholders, we are of the opinion that the discussions under such captions with respect to those matters as to which no legal conclusions are provided are accurate discussions of such federal income tax matters (except for the representations and statements of fact by the Partnership and its general partner, included in the discussions, as to which we express no opinion). No opinion is expressed as to any matter not discussed herein.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel +1.212.237.0000 Fax +1.212.237.0100 www.velaw.com

October 22, 2010 Page 2

Our opinion is based on the Internal Revenue Code of 1986, as amended (the “Code”), the legislative history with respect thereto, rules and regulations promulgated thereunder, published rulings and court decisions, all as in effect and existing on the date hereof, and all of which are subject to change at any time, possibly on a retroactive basis. There can be no assurance that our conclusions will not be rendered invalid as a result of subsequent changes in the law, including changes to the Code, the regulations thereunder, or the interpretation thereof by the courts or the Internal Revenue Service.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name in the Registration Statement. This consent does not, however, constitute an admission that we are “experts” as such term is defined in Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ VINSON & ELKINS L.L.P.
Vinson & Elkins L.L.P.